Exhibit 99.1

RESOLUTION OF THE BOARD OF DIRECTORS OF METLIFE CHILE ACQUISITION CO. S.A.

The Board of Directors of MetLife Chile Acquisition Co. S.A. (the “Company”) unanimously agreed on July 24, 2013 to confer a special power on Messers. Randal W. Haase and Robert Einstein such that either of them, in his individual capacity, may represent the Company before the Securities and Exchange Commission in connection with any communication, presentation, request, registration or declaration as they may deem necessary or advisable before such U.S. regulatory authority in respect of the tender offers contemplated by the Transaction Agreement, dated as of February 1, 2013, among MetLife, Inc. and the Company, on the one hand, and Banco Bilbao Vizcaya Argentaria S.A. and BBVA Inversiones Chile S.A., on the other hand, the purpose of which is to transfer direct and indirect control of the Common Shares and ADSs of Administradora de Fondos de Pensiones Provida S.A. (“Provida”).

It was resolved that such agreement shall be effective immediately, without waiting for approval of this resolution, and sufficing to that effect the execution hereof in accordance with the law.

/s/ Victor Clemente Hassi Sabal	/s/ Pablo Iacobelli del Rio

/s/ Ronald Michael Mayne-Nicholls Secul